Exhibit 23.3

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS

LaRoche Petroleum Consultants, Ltd. consents to: (i) the references to our firm in the form and context in which they appear in the Annual Report on Form 10-K of Quicksilver Resources Inc. (the “Company”) for the year ended December 31, 2011 (the “Annual Report”); (ii) the use in the Annual Report of information contained in our reports setting forth the estimate of net revenue from the Company’s proved oil and gas reserves as of December 31, 2011, 2010 and 2009 and our summary report filed as Exhibit 99.2 to the Annual Report; and (iii) the incorporation by reference into the Company’s Registration Statement No. 333-160046 on Form S-3 and Registration Statement Nos. 333-91526, 333-161235, 333-116180, 333-134430 and 333-166208 on Form S-8 of all references to our firm including the information and summary report referenced in (ii) above.

LAROCHE PETROLEUM CONSULTANTS, LTD.

By:	/s/ Stephen W. Daniel
Stephen W. Daniel Partner

April 11, 2012